

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2019

Thomas R. Miller
Chief Financial Officer
Sunoco LP
8111 Westchester Drive
Suite 400
Dallas, TX 75225

      Re: Sunoco LP
          Registration Statement on Form S-4
          Filed June 5, 2019
          File No. 333-231968

Dear Mr. Miller:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Natural Resources